Exhibit 12

TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	2006	2005	2004	2003	2002
EARNINGS:
Income (loss) from continuing operations	$2,638	$2,173	$1,691	$1,065	($475)
Add: Provision (benefit) for income taxes	987	582	481	(15)	(58)
Amortization of capitalized interest	5	9	10	12	15
Fixed charges from below	34	35	40	61	80

Total earnings (loss)	$3,664	$2,799	$2,222	$1,123	($438)

FIXED CHARGES:
Total interest on loans (expensed)	$7	$9	$21	$39	$57
Interest attributable to rental and lease expense	27	26	19	22	23

Fixed charges deducted from earnings	34	35	40	61	80
Capitalized interest	5	5	3	2	3

Total fixed charges	$39	$40	$43	$63	$83

Ratio of earnings to fixed charges	93.9	70.0	51.7	17.8	*

*	The ratio is not meaningful. The coverage deficiency was $521 million in year 2002.